UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518613 10 4

(CUSIP Number)

Douglas L. Becker

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

David J. Sorkin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

Jeffrey R. Patt, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois  60661

(312) 902-5200

Peter A. Nussbaum, Esq.

S.A.C. Capital Advisors, LLC

72 Cummings Point Road

Stamford, CT 06902

(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) L Curve Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,458,881

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,458,881

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,458,881

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.93%*

14.	Type of Reporting Person (See Instructions) CO

*              Based on 52,030,187 outstanding shares of Laureate Common Stock (as defined in Item 1) as of July 13, 2007 (as reported in the preliminary Schedule 14C filed by the Issuer on July 13, 2007, a copy of which is attached hereto as Exhibit 7.02).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Curve Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,065,489

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,065,489

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,065,489

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.49%*

14.	Type of Reporting Person (See Instructions) CO

*              Based on 52,030,187 outstanding shares of Laureate Common Stock (as defined in Item 1) as of July 13, 2007 (as reported in the preliminary Schedule 14C filed by the Issuer on July 13, 2007, a copy of which is attached hereto as Exhibit 7.02).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wengen Alberta, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,524,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,524,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,524,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.42%*

14.	Type of Reporting Person (See Instructions) PN

*              Based on 52,030,187 outstanding shares of Laureate Common Stock (as defined in Item 1) as of July 13, 2007 (as reported in the preliminary Schedule 14C filed by the Issuer on July 13, 2007, a copy of which is attached hereto as Exhibit 7.02).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wengen Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,524,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,524,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,524,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.42%*

14.	Type of Reporting Person (See Instructions) OO

*              Based on 52,030,187 outstanding shares of Laureate Common Stock (as defined in Item 1) as of July 13, 2007 (as reported in the preliminary Schedule 14C filed by the Issuer on July 13, 2007, a copy of which is attached hereto as Exhibit 7.02).

CUSIP No. 518613 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPE Co-Investment (Laureate) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Explanatory Notes: This Amendment No. 2 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2007, as amended by Amendment No.1 thereto filed on June 8, 2007 (as so amended, the “Schedule 13D”), on behalf of Douglas L. Becker, R. Christopher Hoehn-Saric, Steven M. Taslitz, Eric D. Becker, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI CPE LLC, CGI Private Equity LP, LLC, Citicorp Banking Corporation, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc., Citigroup Inc., Sigma Capital Management, LLC and Steven A. Cohen (collectively, the “Initial Filing Persons”).

This Amendment is made by the Initial Filing Persons, (excluding CGI CPE LLC), L Curve Sub Inc., M Curve Sub Inc., Wengen Alberta, Limited Partnership, Wengen Investments Limited and CPE Co-Investment (Laureate) LLC.

This Amendment relates to the common stock, par value $0.01 per share (the “Laureate Common Stock”), of Laureate Education, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 2.                    IDENTITY AND BACKGROUND.

The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D is being filed jointly on behalf of L Curve Sub Inc., M Curve Sub Inc., Wengen Alberta, Limited Partnership and Wengen Investments Limited (collectively, the “Wengen Reporting Persons”), Douglas L. Becker, R. Christopher Hoehn-Saric, Steven M. Taslitz and Eric D. Becker (collectively, the “Sterling Reporting Persons”), CPE Co-Investment (Laureate) LLC, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI Private Equity LP, LLC, Citicorp Banking Corporation, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc. and Citigroup Inc. (collectively, the “Citi Reporting Persons”), and Sigma Capital Management, LLC and Steven A. Cohen (collectively, the “SAC Reporting Persons” and, together with the Wengen Reporting Persons, the Sterling Reporting Persons and the Citi Reporting Persons, the “Reporting Persons”).  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.  As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the SAC Reporting Persons do not include any securities held by the Wengen Reporting Persons, the Sterling Reporting Persons, the Citi Reporting Persons or any other person or entity other than the various accounts under the SAC Reporting Persons’ management and control. The securities reported herein as being beneficially owned by the Citi Reporting Persons do not include any securities held by the Wengen Reporting Persons, the Sterling Reporting Persons, the SAC Reporting Persons or any other person or entity other than the various accounts under the Citi Reporting Persons’ management and control. The securities reported herein as being beneficially owned by the Wengen Reporting Persons do not include any securities held by the Citi Reporting Persons, the Sterling Reporting Persons, the SAC Reporting Persons or any other person or entity other than the various accounts under the Wengen Reporting Persons' management and control.

The following information is hereby added to the identity and background section for Reporting Persons in Item 2:

Wengen Alberta, Limited Partnership (“Parent”) is an Alberta limited partnership that was formed on January 28, 2000.  It has served as a holding company for investments.  Parent is the direct parent of both L Curve Sub Inc. and M Curve Sub Inc.  The principal office address of Wengen Alberta, Limited Partnership is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York.  The telephone number at the principal office is 212-750-8300.

Wengen Investments Limited is a company formed under the laws of the Cayman Islands, and was admitted as the sole general partner of Wengen Alberta, Limited Partnership effective January 31, 2000.  It has served as the general partner of Wengen Alberta, Limited Partnership and has not conducted any operating business.  The registered office of Wengen Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

Each of L Curve Sub Inc. (“Merger Sub”) and M Curve Sub Inc. (“M Curve”) is a Maryland corporation that is a direct subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement and the Offer (as defined in Item 3 below).  L Curve Sub Inc. was formed on January 25, 2007 and M Curve Sub Inc. was formed on May 29, 2007.  The principal office address of each of L Curve Sub Inc. and M Curve Sub Inc. is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York.  The telephone number at the principal office is 212-750-8300.

Attached as Schedule III is information concerning each director and executive officer of Merger Sub, M Curve and Wengen Investments Limited, and each member of Wengen Investments Limited that holds (together with its affiliates) ten percent (10%) or more of the equity interests of, and has the right to designate a director of, Wengen Investments Limited.

CPE Co-Investment (Laureate) LLC is a Delaware limited liability company that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.  The principal address of CPE Co-Investment (Laureate) LLC is 731 Lexington Avenue, 23rd  Floor, New York, New York 10022.

Citigroup Private Equity LP, a Delaware limited partnership, is the managing member of CPE Co-Investment (Laureate) LLC. Citigroup Private Equity LP (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.

The last two paragraphs of Item 2 are hereby amended and restated in their entirety as follows:

Other than as described in Schedule II, during the last five years, none of the Reporting Persons nor any of the persons identified in this Item 2 or any of the Schedules hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule I, Schedule II and Schedule III, which are attached hereto and incorporated into this Item by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The second paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Parent has received equity commitment letters (the “Equity Commitment Letters”) from investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., Soros Fund Management LLC, BV Group Ventures LLC and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P. and Caisse de dépôt et placement du Québec pursuant to which these funds and entities have committed to contribute an aggregate of approximately $2.1 billion in cash to Parent, a portion of which was funded in connection with the Offer and the remainder will be provided in connection with the Merger. In exchange for the equity, the investors identified above and their affiliates will receive a direct or indirect percentage ownership interest in Parent that will be calculated on a pro rata basis, based on commitments made to Parent and the valuation of any shares of the Laureate Common Stock to be contributed to Parent. The parties to the Equity Commitment Letters have the right to assign all or a portion of their obligations under the Equity Commitment Letters to one or more of their respective affiliates or entities with which they share a common investment advisor that agree to assume the obligations under the Equity Commitment Letters, provided that the assigning parties shall remain obligated to perform their respective obligations to the extent not performed by such assignees. The Issuer is an express third party beneficiary of each of the Equity Commitment Letters and is entitled to enforce the obligations of the parties to the Equity Commitment Letters directly against such parties in the event of a willful and material breach of such obligations, but only to the extent of such party's cash commitment thereunder. The Equity Commitment Letters terminate 30 days following the valid termination of the Amended and Restated Merger Agreement.  This summary of the Equity Commitment Letters does not purport to be complete and, with respect to the Equity Commitment Letters from investment funds and other investors affiliated with or managed by S.A.C. Capital Management, LLC or Citigroup Inc., is qualified in its entirety by reference to the Equity Commitment Letters from S.A.C. Capital Management, L.P., S.A.C. Capital Management, LLC, S.A.C. Capital International, Ltd., S.A.C. Global Diversified Fund, Ltd., S.A.C. Multi-Strategy Fund, Ltd., S.A.C. Multi-Strategy Fund, L.P., Citigroup Global Markets Inc., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, which are referenced herein as Exhibit 7.13 through 7.24 and incorporated by reference in their entirety into this Item 3.

The fourth paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the Offer, Merger Sub has entered into a $1,622 million Margin Loan Agreement dated July 6, 2007 with Goldman Sachs Credit Partners L.P., Citicorp North America, Inc., Citigroup Global Markets Inc. and the other lenders from time to time party thereto (the “Margin Loan Agreement”).  The foregoing summary of the Margin Loan Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Margin Loan Agreement, which is referenced herein as Exhibit 7.04 and incorporated by reference in its entirety into this Item 3.  Merger Sub has also received a debt commitment letter (“Debt Commitment Letter”), dated as of June 3, 2007, from Goldman Sachs Credit Partners L.P. (“GSCP”), Citigroup Global Markets Inc. and/or any of its affiliates (“CGMI”), Credit Suisse (“CS”), Credit Suisse Securities (USA) LLC (“CS Securities”), JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities Inc. (“JPMSI” and, together with GSCP, CGMI, CS, CS Securities and JPMCB, the “Debt Financing Sources”) pursuant to which, subject to the conditions set forth therein, in connection with the Merger, (i) each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide to the Issuer or Merger Sub up to an aggregate of $1,335 million of senior secured credit facilities for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, refinancing amounts outstanding under the Margin Loan Agreement, paying fees and expenses incurred in connection with the Offer and the Merger and providing ongoing working capital and for other general corporate purposes of the Issuer and its subsidiaries following consummation of the Merger; (ii) each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide to the Issuer or Merger Sub up to an aggregate of $725 million of senior unsecured increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, refinancing amounts outstanding under the Margin Loan Agreement and paying fees and expenses incurred in connection with the Offer and the Merger; and (iii) each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide to the Issuer or Merger Sub up to an aggregate of $325 million of senior subordinated increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, refinancing amounts outstanding under the Margin Loan Agreement and paying fees and expenses incurred in connection with the Offer and the Merger. The debt commitments, which, in the aggregate, total approximately $2,385 million, expire the earlier of (a) 180 days after the initial takedown of the Offer and (b) December 21, 2007. The documentation governing the senior secured credit facilities and the bridge facilities has not been finalized and, accordingly, the actual terms of such facilities may differ from those described in this Amendment. The foregoing summary of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, which is referenced herein as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

ITEM 4.                    PURPOSE OF TRANSACTION

The following information is hereby added to Item 4:

At 12:00 midnight, New York City time, on July 6, 2007, the initial offering period relating to the Offer expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary for the Offer, stockholders of the Issuer had tendered and not withdrawn 30,666,245 shares of the Laureate Common Stock (including shares tendered pursuant to the guaranteed delivery procedures), which represent approximately 53% of the outstanding shares of Laureate Common Stock on a fully diluted basis and approximately 59% of the currently outstanding shares, and therefore satisfied the "minimum condition" of the Offer.  L Curve Sub Inc. and M Curve Sub Inc. have accepted for payment all such validly tendered shares of Laureate Common Stock and will make payment to the depositary for such accepted shares promptly.

On July 9, 2007 Wengen Alberta, Limited Partnership issued a press release announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, which is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, July 18, 2007. All shares of Laureate Common Stock properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $62.00 per share in cash. No shares of Laureate Common Stock tendered during the initial offering period or the subsequent offering period may be withdrawn.

At 5:00 p.m., New York City time, on Wednesday, July 18, 2007, the subsequent offering period relating to the Offer expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary for the Offer, stockholders of the Issuer had tendered 15,858,125 shares of the Laureate Common Stock (including shares tendered pursuant to the guaranteed delivery procedures) during the subsequent offering period relating to the Offer. Combined with the shares of Laureate Common Stock tendered during the initial offering period relating to the Offer, a total of 46,524,370 shares of the Laureate Common Stock were tendered pursuant to the Offer, which represents approximately 89% of the currently outstanding shares.

Messrs. Douglas Becker, Taslitz, Hoehn-Saric, Eric D. Becker, Merrick M. Elfman, Bruce L. Goldman and John Miller, Jill Becker, Therese Wareham and certain affiliated trusts (collectively, the “VA Shareholders”) and Parent entered into an amendment to the Voting Agreement (the “Amendment No. 1 to Voting Agreement”), which amendment grants Citigroup Global Markets Inc., Goldman Sachs Credit Partners L.P., Credit Suisse, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., the lenders under the Margin Loan Agreement. The right to enforce the Voting Agreement directly against the VA Shareholders as if such lenders were parties thereto in the event that Merger Sub and M Curve beneficially own, in the aggregate, less than a majority of the then-outstanding shares of Laureate Common Stock following the purchase of the shares of Laureate Common Stock by Merger Sub and M Curve pursuant to the Offer.  This summary of Amendment No. 1 to Voting Agreement does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to Voting Agreement, which is referenced herein as Exhibit 7.03 and incorporated by reference in its entirety into this Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

The third sentence of the disclosure in Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons beneficially own in the aggregate approximately 50,346,921 shares of Laureate Common Stock, which represent approximately 96.77% of the class (based on 52,030,187 outstanding shares of Laureate Common Stock as of July 13, 2007 (as reported in the preliminary Schedule 14C filed by the Issuer on July 13, 2007, a copy of which is attached hereto as Exhibit 7.02).

The beneficial ownership table in Item 5(a)-(b) of the Schedule 13D is hereby supplemented as follows:

	Aggregate Number Beneficially Owned	Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Powe to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition

L Curve Sub Inc.	25,458,881	48.93%	25,458,881	0	25,458,881	0
M Curve Sub Inc.	21,065,489	40.49%	21,065,489	0	21,065,489	0
Wengen Alberta, Limited Partnership	46,524,370	89.42%	0	46,524,370	0	46,524,370
Wengen Investments Limited	46,524,370	89.42%	0	46,524,370	0	46,524,370
CPE Co-Investment (Laureate) LLC	0	0%	0	0	0	0

*       Based on 52,030,189 outstanding shares of Laureate Common Stock (as defined in Item 1) as of July 13, 2007 (as reported in the preliminary Schedule 14C filed by the Issuer on July 13, 2007, a copy of which is attached hereto as Exhibit 7.02).

ITEM 7.                    MATERIAL TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby amended as follows:

Exhibit 7.01	Joint Filing Agreement dated July 20, 2007
Exhibit 7.02	Preliminary Schedule 14C, filed by the Issuer on July 13, 2007, incorporated herein by reference
Exhibit 7.03	Amendment No. 1 to Voting Agreement dated July 3, 2007
Exhibit 7.04	Margin Loan Agreement dated July 6, 2007

5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

/s/ Douglas L. Becker
Douglas L. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

/s/ R. Christopher Hoehn-Saric
R. Christopher Hoehn-Saric

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

/s/ Steven M. Taslitz
Steven M. Taslitz

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

/s/ Eric D. Becker
Eric D. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

L CURVE SUB INC.

By:	/s/ Jonathan Smidt
Name: Jonathan Smidt
Title: Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

M CURVE SUB INC.

By:	/s/ Jonathan Smidt
Name: Jonathan Smidt
Title: Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

WENGEN ALBERTA, LIMITED PARTNERSHIP

By: Wengen Investments Limited, its general partner

By:	/s/ Jonathan Smidt
Name: Jonathan Smidt
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

WENGEN INVESTMENTS LIMITED

By:	/s/ Jonathan Smidt
Name: Jonathan Smidt
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

STEVEN A. COHEN

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Cpe co-investment (laureate) llc

By: Citigroup Private Equity LP, its managing member
By: Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name: Millie Kim
Title: Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citicorp Banking Corporation

By:	/s/ Michael F. Brisgone
Name:	Michael F. Brisgone
Title:	Vice President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Capital Partners II Onshore, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Capital Partners II Cayman Holdings, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Private Equity LP

By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007

Citigroup Inc.

By:	/s/ Riqueza V. Feaster
Name:	Riqueza V. Feaster
Title:	Assistant Secretary

Schedule III

WENGEN INVESTMENTS LIMITED

Set forth below are the names, addresses and material occupations, positions, offices or employment during the past five years of the Directors and Executive Officers of Wengen Investments Limited and each member of Wengen Investments Limited that holds (together with its affiliates) ten percent (10%) or more of the equity interests of, or will have the right, following the closing, to designate a director of, Wengen Investments Limited:

Douglas Becker—Director and Chief Executive Officer.  Mr. Becker has been Chairman and Chief Executive Officer of Laureate Education, Inc. since February 2000 and a Director of Laureate Education, Inc. since 1986. From April 1993 until February 2000, Mr. Becker served as the President and Co-Chief Executive Officer of Laureate Education Inc. Mr. Becker is a Senior Managing Director of Sterling Partners, a private equity firm. Mr. Becker also serves as a director of Constellation Energy Group, Inc. The business address of Mr. Becker is 1001 Fleet Street, Baltimore, Maryland 21202.

R. Christopher Hoehn-Saric—Director.  Mr. Hoehn-Saric has been a Director of Laureate Education, Inc. since 1986. Mr. Hoehn-Saric has been the Chairman of the Board of Directors of Educate, Inc. since April 2003 and the Chief Executive Officer of Educate, Inc. since June 2003. From February 2000 to June 2003, Mr. Hoehn-Saric was the Chairman and Chief Executive Officer of Sylvan Ventures, LLC. Mr. Hoehn-Saric is a Senior Managing Director of Sterling Partners, a private equity firm. The business address of Mr. Hoehn-Saric is 1001 Fleet Street, Baltimore, Maryland 21202.

Steven Taslitz—Director.  Mr. Taslitz is a manager and Senior Managing Director of Sterling Partners, a private equity firm, a position he has held since 1983. The business address of Mr. Taslitz is c/o Sterling Partners, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.

Brian F. Carroll—Director.  Mr. Carroll has served as a member of KKR & Co. L.L.C. since 2006 and before that, an executive with Kohlberg Kravis Roberts & Co. LP since July 1999. Mr. Carroll has been a Director of Rockwood Holdings, Inc. since 2000 and the Sealy Corporation since 2004. The business address of Mr. Carroll is 9 West 57th Street, New York, New York 10019.

Jonathan Smidt—Director. Jonathan Smidt has served since 2000 as an executive of Kohlberg Kravis Roberts & Co. L.P., the current business address of which is 9 West 57th Street, Suite 4200, New York, New York 10019. Mr. Smidt is a citizen of South Africa.

William Janetschek—Secretary. William Janetschek has served since 1997 as the Chief Financial Officer of Kohlberg Kravis Roberts & Co. L.P., the current business address of which is 9 West 57th Street, Suite 4200, New York, New York 10019. Mr. Janetschek is a United States citizen.

Todd E. Benson—Director. Mr. Benson has been a Senior Partner of Citigroup Private Equity LP for the last five years. The business address of Mr. Benson is 731 Lexington Avenue, New York, New York 10022.

Yves de Balmann—Director. Mr. de Balmann has been the Co-Chairman of Bregal Investments, Inc. since February 2003. Prior to that he was a Senior Advisor to the Chief Executive Officer of Deutsche Bank. Mr. de Balmann has been a Director of Constellation Energy Group, Inc. since 2003. The business address of Mr. de Balmann is 360 Madison Avenue 20th Floor, New York, New York 10017.

Ian K. Snow—Director. Mr. Snow is the managing member of SPG GP, LLC. Mr. Snow became the Chief Executive Officer and Partner of SPG Partners, LLC upon its inception in April 2005. Prior to that Mr. Snow was employed by Ripplewood Holdings, LLC from its inception in 1995 and he became a Managing Director in January 2001. The business address of Mr. Snow is c/o SPG Partners, LLC, 667 Madison Avenue, 18th Floor, New York, New York 10021.

Craig W. Thomas—Director.   Mr. Thomas is a Portfolio Manager at S.A.C. Capital Advisors, LLC and has held this position since 2006. From January 2005 to April 2006, Mr. Thomas was employed as a Director of C.R. Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC. From July 2003 to January 2005, Mr. Thomas was employed by S.A.C. Capital Advisors, LLC as an Investment Analyst and from June 2002 to August 2002 Mr. Thomas was employed by Sigma Capital Management, an affiliate of S.A.C. Capital Advisors, LLC, as an Investment Analyst. The business address of Mr. Thomas is 72 Cummings Point Road, Stamford, Connecticut 06902.

KKR 2006 Fund (Overseas), L.P.—Member. Refer to “KKR 2006 Fund (Overseas), Limited Partnership and KKR Partners II (International), L.P.” below.

KKR Partners II (International), L.P.—Member. Refer to “KKR 2006 Fund (Overseas), Limited Partnership and KKR Partners II (International), L.P.” below.

S.A.C. Capital Management, L.P.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

S.A.C. Capital International, Ltd.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

S.A.C. Global Diversified Fund, Ltd.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

S.A.C. Multi-Strategy Fund, L.P.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

S.A.C. Multi-Strategy Fund, Ltd.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

S.A.C. Capital Management, LLC—Member. S.A.C. Capital Management, LLC is a Delaware limited liability company engaged in the business of private investment management and making investments. The members of S.A.C. Capital Management, LLC are S.A.C. Capital Management, Inc. and Steven A. Cohen. S.A.C. Capital Management, Inc. is a Delaware corporation and is principally engaged in the business of serving as a member of S.A.C. Capital Management, LLC. The business address of each of S.A.C. Capital Management, LLC and S.A.C. Capital Management, Inc. is 540 Madison Avenue, New York, New York 10022. Steven A. Cohen directly and indirectly, through S.A.C. Capital Management, Inc., owns all of the equity interests of S.A.C. Capital Management, LLC. Mr. Cohen is Chief Executive Officer of S.A.C. Capital Advisors, LLC, a Delaware limited liability company engaged in the business of private investment management, and has held that position for the last five years. Mr. Cohen is a citizen of the United States. The business address of Steven A. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902. S.A.C. Capital Management, LLC serves as an investment manager to each of S.A.C. Capital Management, L.P., S.A.C. Capital International, Ltd., S.A.C. Global Diversified Fund, Ltd., S.A.C. Multi-Strategy Fund, L.P., and S.A.C. Multi-Strategy Fund, Ltd., and has, together with S.A.C. Capital Advisors, LLC, voting discretion with respect to investments of each of these entities.

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

Citigroup Capital Partners II Employee Master Fund, L.P.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

Citigroup Capital Partners II Onshore, L.P.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

Citigroup Capital Partners II Cayman Holdings, L.P.—Member. Refer to “Item 2” of the Schedule 13D originally filed with the Commission on March 26, 2007.

CPE Co-Investment (Laureate) LLC—Member. Refer to “Item 2” of this Amendment.

Bregal Europe Co-Investment L.P.—Member. Refer to “Bregal Europe Co-Investment L.P.” below.

KKR 2006 Fund (Overseas), Limited Partnership and KKR Partners II (International), L.P.

KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership, is principally engaged in the business of making investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups.  Its general partner is KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership, which is principally engaged in the business of serving as the general partner of KKR 2006 Fund (Overseas), Limited Partnership. Its general partner is KKR 2006 Limited, a Cayman Islands exempted company, which is principally engaged in the business of serving as the general partner of KKR Associates 2006 (Overseas), Limited Partnership.

KKR Partners II (International), L.P., a Cayman Islands exempted limited partnership, is principally engaged in the business of making investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups.  Its general partner is KKR PI-II GP Limited, a Cayman Islands exempted company, which is principally engaged in the business of serving as the general partner of KKR Partners II (International), L.P.

The directors of KKR 2006 Limited and KKR PI-II GP Limited are also members of KKR & Co. L.L.C., a Delaware limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (‘‘KKR’’). KKR is a private investment firm which provides management services to KKR 2006 Fund (Overseas), Limited Partnership pursuant to the terms of a management agreement. The management of KKR’s business and affairs is carried out by KKR & Co. L.L.C. and its 25 members.

The business address of each of KKR 2006 Fund (Overseas), Limited Partnership, KKR Associates 2006 (Overseas), Limited Partnership, KKR 2006 Limited, KKR Partners II (International), L.P., KKR PI-II GP Limited, Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. L.L.C. is 9 West 57th Street, New York, NY 10019.

The names and material occupations, positions, offices or employment during the past five years of each member of KKR & Co. L.L.C., the general partner of KKR, are set forth below.

Henry R. Kravis serves as a managing member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Kravis is a citizen of the United States.

George R. Roberts serves as a managing member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Roberts is a citizen of the United States.

Paul E. Raether serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Raether is a citizen of the United States.

Michael W. Michelson serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Michelson is a citizen of the United States.

James H. Greene serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Greene is a citizen of the United States.

Perry Golkin serves as a member of KKR & Co. L.L.C. and has held this position since 1996.  Mr. Golkin is a citizen of the United States.

Johannes Huth serves as a member of KKR & Co. L.L.C. and has held this position since 2000.  Mr. Huth is a citizen of Germany.

Alexander Navab serves as a member of KKR & Co. L.L.C. and has held this position since 2001. From 1993 until 2001, Mr. Navab was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Navab is a citizen of the United States.

Todd A. Fisher serves as a member of KKR & Co. L.L.C. and has held this position since 2001.  From 1999 until 2001, Mr. Fisher was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Fisher is a citizen of the United States.

Jacques Garaїalde serves as a member of KKR & Co. L.L.C. and has held this position since 2004. Prior to that, Mr. Garaїalde was an executive at The Carlyle Group. Mr. Garaїalde is a citizen of France.

Marc S. Lipschultz serves as a member of KKR & Co. L.L.C. and has held this position since 2004. From 1995 until 2004, Mr. Lipschultz was an executive of Kohlberg Kravis Roberts & Co. L.P.  Mr. Lipschultz is a citizen of the United States.

Reinhard Gorenflos serves as a member of KKR & Co. L.L.C. and has held this position since 2005. From 2002 until 2005, Mr. Gorenflos was an executive of Kohlberg Kravis Roberts & Co. Ltd.  Prior to 2002, Mr. Gorenflos served as an executive of Aral. Mr. Gorenflos is a citizen of Germany.

Michael M. Calbert serves as a member of KKR & Co. L.L.C. and has held this position since 2005. From 2000 until 2005, Mr. Calbert was an executive of Kohlberg Kravis Roberts & Co. L.P.  Mr. Calbert is a citizen of the United States.

Scott C. Nuttall serves as a member of KKR & Co. L.L.C. and has held this position since 2005.  From 1997 until 2005, Mr. Nuttall was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Nuttall is a citizen of the United States.

Joseph Y. Bae serves as a member of KKR & Co. L.L.C. and has held this position since 2006.  From 1997 until 2006, Mr. Bae was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Bae is a citizen of the United States.

Brian F. Carroll serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Carroll was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Carroll is a citizen of the United States.

Adam H. Clammer serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Clammer was an executive of Kohlberg Kravis Roberts & Co. L.P.  Mr. Clammer is a citizen of the United States.

Frederick M. Goltz serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1996 until 2006, Mr. Goltz was an executive of Kohlberg Kravis Roberts & Co. L.P.  Mr. Goltz is a citizen of the United States.

Oliver Haarmann serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1999 until 2006, Mr. Haarmann was an executive of Kohlberg Kravis Roberts & Co. Ltd.  Mr. Haarmann is a citizen of Germany.

Dominic P. Murphy serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 2005 until 2006, Mr. Murphy was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to that, Mr. Murphy was an executive at Cinven. Mr. Murphy is a citizen of the United Kingdom.

John L. Pfeffer serves as a member of KKR & Co. L.L.C. and has held this position since 2006.  From 2001 until 2006, Mr. Pfeffer was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Pfeffer is a citizen of the United States.

John K. Saer, Jr. serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 2001 until 2006, Mr. Saer was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Saer is a citizen of the United States.

Clive Hollick serves as a member of KKR & Co. L.L.C. and has held this position since 2006.  From 2005 until 2006, Mr. Hollick was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to that, Mr. Hollick was an executive at United Business Media. Mr. Hollick is a citizen of the United Kingdom.

David Liu serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1993 until 2006, Mr. Liu was an executive at Morgan Stanley Private Equity Asia. Mr. Liu is a citizen of Hong Kong.

Ming Lu serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1999 until 2006, Mr. Lu was an executive at CCMP Capital Asia (formerly JP Morgan Partners Asia).  Mr. Lu is a citizen of Hong Kong.

The current business address of each such member is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019, except as follows: (i) the current business address of Messrs. Roberts, Michelson, Greene, Calbert, Clammer and Goltz is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; (ii) the current business address of Messrs. Huth, Fisher, Garaїalde, Gorenflos, Haarmann, Murphy, Pfeffer and Hollick is c/o Kohlberg Kravis Roberts & Co. Ltd., Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England and (iii) the current business address of Messrs. Bae, Liu and Lu is c/o KKR Asia Limited, 25/F AIG Tower, 1 Connaught Road, Central, Hong Kong.

Bregal Europe Co-Investment L.P.

Bregal Europe Co-Investment L.P. (“Bregal Europe”) is a Scottish limited partnership engaged in the business of making private equity and other types of investments.

Bregal General Partner Jersey Limited (“Bregal GP”) is the general partner of Bregal Europe.  Bregal GP is a Jersey, Channel Islands private limited company, the principal business of which is acting as general partner of Bregal Europe and persons primarily engaged in the business of making private equity and other types of investments.

Bregal Jersey Limited (“Bregal Jersey”) is the sole member of Bregal GP.  Bregal Jersey is a Jersey, Channel Islands private limited company, whose sole member is COFRA Holding AG. Bregal Jersey is engaged in the business of making private equity and other types of investments through affiliated persons.

COFRA Holding AG (“Cofra”) is a Swiss holding company for a group of companies located in Europe, North and Latin America, and Asia whose activities include retail, real estate, private equity investments and financial services.

The business address of Bregal Europe is Saltire Court, 20 Castle Street, Edinburgh, Scotland EH1 2ET. The business address of each of Bregal GP and Bregal Jersey is 3rd Floor, Britannic House, 9 Hope Street, St. Helier, Jersey JE2 3NS. The business address of Cofra is Grafenauweg 10, CH-6301, Zug, Switzerland.

The names and material occupations, positions, offices or employment during the past five years of each management team member and supervisory board member of Cofra, are set forth below.

Stanislaus H.M. Brenninkmeijer has served as the Chief Executive Officer and a member of the supervisory board of Cofra since 2003. He previously served as Chairman of COFRA Latin America from 1999 to 2002. Mr. Brenninkmeijer is a citizen of the Netherlands.

Gerrit Jan M. Pieters has served as CFO and a member of the supervisory board of Cofra since September 2001. Mr. Pieters is a citizen of the Netherlands.

Joannes A.P. Brenninkmeijer has served as a member of the supervisory board of Cofra since 2003. He previously served as President of American Retail Group, Inc. from 1999 to 2003. Mr. Brenninkmeijer is a citizen of the Netherlands.

Wolter R.J.M. Brenninkmeijer has served as a member of the supervisory board of Cofra since 2004. He has served as Director of Bregal Europe Investments London Limited since 2003, and he previously served as President of Agora Business Centers from 2000 to 2003. Mr. Brenninkmeijer is a citizen of the Netherlands.

Richard Hayden has served as a member of the supervisory board of Cofra since 2003. He has served as Chairman of GSC Partners Europe Ltd. since 2000. Mr. Hayden is a citizen of the United States.

Vernon Sankey has served as a member of the supervisory board of Cofra since 2001. He has served as Chairman of Photo-Me International since 2000, Chairman of The Really Effective

Development Company since 2000, Director of Taylor Woodrow since 2004, and Chairman of

Thompson Travel Group since 2000. He previously served as Deputy Chairman of Beltpacker PLC from 2001 to 2004, and as Chairman of Gala Coral Group Ltd. from 2000 to 2003. Mr. Sankey is a citizen of the United Kingdom.

H. Andrew S. Vellani has served as the Chief Legal Officer of Cofra since 2002. He previously served as Group Legal Director for Scottish & Newcastle PLC from 1986 to 2002. Mr. Vellani is a citizen of the United Kingdom.

Erik A.M. Brenninkmeijer has served as President of the supervisory board of Cofra since 2001.  Mr. Brenninkmeijer is a citizen of the Netherlands.

Aart Overbosch has served as Counsel to the Supervisory Board of Cofra since 2003. He previously served as Chief Tax Officer of Cofra from 2001 to 2003. Mr. Overbosch is a citizen of the Netherlands.

The current business address of each individual set forth above is as follows: for Mr. Pieters, Mr. E. Brenninkmeijer, Mr. Overbosch, Mr. Vellani, Mr. S. Brenninkmeijer, and Mr. J. Brenninkmeijer, Graufenauweg 10, CH-6301, Zug, Switzerland; for Mr. W. Brenninkmeijer, Standbrook House, 4th Floor, 2-5 Old Bond Street, London, UK W1S 4PD; for Mr. Hayden, 68 Pall Mall, London, UK SW1Y5ES; and for Mr. Sankey, The Cherubs, Parsonage Lane, Farnham Common, Buckinghamshire, UK SL2 3NZ.

L CURVE SUB INC.

Set forth below are the names, addresses and material occupations, positions, offices or employment during the past five years of the Directors and Executive Officers of L Curve Sub Inc.:

Douglas L. Becker—Director and Officer. Refer to “Wengen Investments Limited” above.

R. Christopher Hoehn-Saric—Director. Refer to “Wengen Investments Limited” above.

Steven M. Taslitz—Director. Refer to “Wengen Investments Limited” above.

Brian F. Carroll—Director and President. Refer to “Wengen Investments Limited” above.

Jonathan D. Smidt—Director, Vice President and Secretary. Refer to “Wengen Investments Limited” above.

William Janetschek—Vice President and Chief Financial Officer.   Refer to “Wengen Investments Limited” above.

Todd E. Benson—Director. Refer to “Wengen Investments Limited” above.

Yves de Balmann—Director. Refer to “Wengen Investments Limited” above.

Ian K. Snow—Director. Refer to “Wengen Investments Limited” above.

Craig W. Thomas—Director. Refer to “Wengen Investments Limited” above.

M CURVE SUB INC.

Set forth below are the names, addresses and material occupations, positions, offices or employment during the past five years of the Directors and Executive Officers of M Curve Sub Inc.:

Douglas L. Becker—Vice President. Refer to “Wengen Investments Limited” above.

Brian F. Carroll—President. Refer to “Wengen Investments Limited” above.

William Janetschek— Director, Vice President and Chief Financial Officer. Refer to “L Curve Sub Inc.” above.

Jonathan D. Smidt—Director, Vice President and Secretary. Refer to “Wengen Investments Limited” above.